UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): April 22, 2008

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On April 22, 2008, McDonald's Corporation (the "Company") issued an investor release reporting the Company's first quarter 2008 results. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. The information furnished under this Item 2.02, including such Exhibit, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter ended March 31, 2008.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued April 22, 2008:
        Global Comparable Sales Drove McDonald's First Quarter Earnings to $0.81 per Share

99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: April 22, 2008

By: /s/ Kevin M. Ozan
Kevin M. Ozan
Corporate Senior Vice President –
Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued April 22, 2008:
                    Global Comparable Sales Drove McDonald's First Quarter Earnings to $0.81 per Share

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter Ended March 31, 2008

Exhibit 99.1



FOR IMMEDIATE RELEASE
04/22/08

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

GLOBAL COMPARABLE SALES DROVE McDONALD'S FIRST QUARTER EARNINGS TO $0.81 PER SHARE

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the first quarter, fueled by global comparable sales.

"We delivered strong first quarter results, driven by comparable sales and guest count increases across all geographic segments and outstanding international operating performance," said Chief Executive Officer Jim Skinner. "During the quarter, we welcomed more guests into our restaurants around the world – serving 2.5 million more customers per day compared with the same period in the prior year – and grew operating income by 24%. These results are a clear indication that our Plan to Win continues to work."

McDonald's reported the following first quarter highlights:

- Global comparable sales increased 7.4%

- Growth in consolidated Company-operated and franchised restaurant margins for the ninth consecutive quarter

- Consolidated operating income increased 24% (16% in constant currencies)

- Earnings per share were $0.81, up 31% versus $0.62 in 2007, and included $0.05 per share of currency benefit

- The Company repurchased $2 billion of stock and paid a quarterly dividend of $0.375 per share, totaling approximately $430 million

McDonald's first quarter performance reflects the power of the Company's global restaurant operations. For the quarter, Europe and Asia/Pacific, Middle East and Africa both delivered double-digit revenue and operating income growth. Europe's revenues rose 23% (11% in constant currencies) during the quarter to nearly $2.4 billion, fueled by an 11.1% comparable sales increase – the highest in the segment's history. Europe's results reflect broad-based strength throughout the segment, led by France, the U.K. and Germany. For the month of April, Europe's comparable sales are expected to be in the range of 5.5% to 6.5%, reflecting the impact of the change in timing of the Easter holiday from April in 2007 to March in 2008.

In Asia/Pacific, Middle East and Africa, comparable sales rose 9.4%, boosting the segment's quarterly revenues by 24% (16% in constant currencies) to over $1 billion. Strong performance in Australia, China and most other markets contributed to these results. Comparable sales for Asia/Pacific, Middle East and Africa remain strong and are expected to increase 6.5% to 7.5% for the month of April.

McDonald's U.S. delivered solid quarterly results with comparable sales up 2.9% and operating income increasing 5%. The strategies of everyday affordability, menu variety and convenience enabled the U.S. to build market share during the quarter. While comparable sales for March were slightly negative, April comparable sales are expected to improve to 2% to 2.5%. In the current environment, McDonald's remains focused on what's most important – the customer. The Company will continue to provide a relevant restaurant experience that resonates with customers and leverages the strength of our 3-tiered menu.

Skinner said, "McDonald's ongoing financial performance is a testament to the strength of our business model and the effectiveness of the Plan to Win. We run our business for the long-term with sound strategies to deliver sustained profitable growth for our system and our shareholders. During the first quarter, we continued to strengthen shareholder returns by returning nearly $2.5 billion through dividends and share repurchases combined.

"Last week, the McDonald's System gathered together for our biennial Worldwide Owner/Operator Convention. The energy and alignment that I experienced during our meeting reinforced my optimism in McDonald's. I am confident that our proven Plan to Win business drivers will continue to deliver shareholder value into the future."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

Quarters ended March 31,	2008	2007	% Inc	% Inc Excluding Currency Translation
Revenues*	$5,614.8	$5,292.7	6	—
Operating income	1,462.8	1,181.3	24	16
Income from continuing operations	946.1	766.5	23	15
Income (loss) from discontinued operations		(4.1)	n/m	n/m
Net income	946.1	762.4	24	16
Earnings per share from continuing operations-diluted	0.81	0.63	29	21
Earnings per share-diluted	0.81	0.62	31	23

n/m Not meaningful

* In August 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. Upon completion of the sale, the Company receives royalties based on a percentage of sales in these markets. As a result, the revenues generated from these markets were less than in the prior year.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months including those temporarily closed, excluding the impact of currency translation. Some of the reasons restaurants may be temporarily closed include road construction, reimaging or remodeling, and natural disasters. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.

Information in constant currency is calculated by translating current year results at prior year average exchange rates.

The number of weekdays, weekend days and timing of holidays can impact our reported comparable sales. In first quarter 2008, the Company benefited from this calendar shift/trading day adjustment, which consisted of one additional trading day (a Friday) compared with first quarter 2007, due to 2008 being a leap year.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:30 a.m. Central Time on April 22, 2008. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter ended March 31, 2008.

The Company plans to release April 2008 sales information on May 8, 2008.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data   **Inc /(Dec)**

Quarters ended March 31,	2008	2007	$	%
Revenues				
Sales by Company-operated restaurants	$3,998.8	$3,913.8	85.0	2
Revenues from franchised and affiliated restaurants	1,616.0	1,378.9	237.1	17
TOTAL REVENUES	5,614.8	5,292.7	322.1	6
Operating costs and expenses				
Company-operated restaurant expenses	3,339.6	3,293.3	46.3	1
Franchised restaurants–occupancy expenses	299.8	275.7	24.1	9
Selling, general & administrative expenses	552.4	545.2	7.2	1
Impairment and other charges, net	0.5	2.6	(2.1)	(81)
Other operating (income) expense, net	(40.3)	(5.4)	(34.9)	n/m
Total operating costs and expenses	4,152.0	4,111.4	40.6	1
OPERATING INCOME	1,462.8	1,181.3	281.5	24
Interest expense	128.5	97.2	31.3	32
Nonoperating (income) expense, net	(28.9)	(16.7)	(12.2)	(73)
Income from continuing operations before provision for income taxes	1,363.2	1,100.8	262.4	24
Provision for income taxes	417.1	334.3	82.8	25
Income from continuing operations	946.1	766.5	179.6	23
Income (loss) from discontinued operations (net of tax benefit of $2.7)		(4.1)	4.1	n/m
NET INCOME	$ 946.1	$ 762.4	183.7	24
Earnings per share-diluted				
Continuing operations	$ 0.81	$ 0.63	0.18	29
Discontinued operations		—	n/m	n/m
EARNINGS PER SHARE-DILUTED	$ 0.81	$ 0.62	0.19	31
Weighted average shares outstanding-diluted	1,165.3	1,222.3	(57.0)	(5)

n/m Not meaningful

# # #

3

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter Ended March 31, 2008

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to McDonald's Corporation's results for the first quarter ended March 31, 2008. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because it believes they better represent the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended March 31,	2008	2007	Currency Translation Benefit / (Loss) 2008
Revenues	$5,614.8	$5,292.7	$ 345.5
Combined restaurant margins*	1,975.4	1,723.7	119.4
Selling, general & administrative expenses	552.4	545.2	(23.3)
Operating income	1,462.8	1,181.3	97.4
Net income	946.1	762.4	61.0
Earnings per share – diluted	0.81	0.62	0.05

* Reflects both franchised and Company-operated margin dollars

Foreign currency translation had a positive impact on consolidated revenues, operating income, net income and earnings per share for the quarter, primarily driven by the stronger Euro, Australian Dollar and Canadian Dollar.

Net Income and Diluted Earnings per Share

For the first quarter 2008, net income was $946.1 million and diluted earnings per share were $0.81. For the first quarter 2007, net income was $762.4 million and diluted earnings per share were $0.62. The 2007 results included income from continuing operations of $766.5 million or $0.63 per share, and a loss of $4.1 million from discontinued operations related to Boston Market, which was sold in August 2007.

During the first quarter, the Company repurchased 37.1 million shares of its stock for $2.0 billion. As previously announced, the Company's Board of Directors decided that dividends declared will be paid on a quarterly basis, at the Board's discretion. During the first quarter 2008, the Company paid a dividend of $0.375 per share or $426.4 million.

Conversion of Certain Markets to Developmental License

In August 2007, the Company completed the sale of its businesses in Brazil, Argentina, Mexico, Puerto Rico, Venezuela and 13 other countries in Latin America and the Caribbean to a developmental licensee organization. The Company refers to these markets, which total about 1,600 restaurants, as "Latam". Under a developmental license, a local licensee owns the business, including the real estate, and uses his/her capital and local knowledge to build the McDonald's Brand and optimize sales and profitability over the long term. Under this arrangement, the Company collects a royalty, which varies by market, based on a percent of sales, but does not invest any capital. As a result of the Latam transaction, the revenues generated from these markets were less than in the prior year.

The buyers of the Company's operations in Latam have entered into a 20-year master franchise agreement that requires the buyers, among other obligations, to pay monthly royalties commencing at a rate of approximately 5% of gross sales of the restaurants in these markets, substantially consistent with market rates for similar license arrangements.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees and affiliates. These fees primarily include rent and/or royalties that are based on a percent of sales, with specified minimum rent payments.

REVENUES
Dollars in millions

Quarters ended March 31,	2008	2007	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,110.1	$1,091.5	2	2
Europe	1,785.6	1,472.9	21	10
APMEA*	895.6	729.3	23	15
Other Countries & Corporate**	207.5	620.1	(67)	(71)
Total	$3,998.8	$3,913.8	2	(4)
Franchised and affiliated revenues				
U.S.	$ 786.5	$ 749.9	5	5
Europe	590.0	453.6	30	15
APMEA*	136.8	101.0	35	20
Other Countries & Corporate**	102.7	74.4	38	22
Total	$1,616.0	$1,378.9	17	10
Total revenues				
U.S.	$1,896.6	$1,841.4	3	3
Europe	2,375.6	1,926.5	23	11
APMEA*	1,032.4	830.3	24	16
Other Countries & Corporate**	310.2	694.5	(55)	(61)
Total	$5,614.8	$5,292.7	6	—

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

- *Consolidated:* Revenues increased 6% (flat in constant currencies) for the quarter, primarily due to positive comparable sales in all segments, offset by the Company's sale of its Latam business and the refranchising strategy in the Company's major markets. Upon completion of the Latam sale in August 2007, the Company receives royalties based on a percent of sales in these markets. All royalties are recorded in franchised and affiliated revenues. The Latam transaction and the refranchising strategy resulted in a higher proportion of franchised and affiliated restaurants compared with the prior year.

- *U.S.:* The increase in revenues was primarily driven by our market-leading breakfast business, continued focus on everyday value and the ongoing appeal of new products.

- *Europe:* The constant currency increase in revenues was primarily due to strong comparable sales in Russia (which is entirely Company-operated), France, Germany and the U.K., as well as positive comparable sales throughout the segment.

- *APMEA:* The constant currency increase in revenues was primarily driven by strong comparable sales in Australia and China, as well as positive comparable sales in substantially all other markets. In addition, expansion in China contributed to the increase.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, including those operated by the Company, franchisees and affiliates, in operation at least thirteen months, including those temporarily closed. Comparable sales for the quarter benefited from an extra day due to leap year.

COMPARABLE SALES

| | % Increase / (Decrease) | | | |
| | Months Ended March 31, | | Quarters Ended March 31, | |
	2008	2007	2008	2007
U.S.	(0.8)	6.2	2.9	4.4
Europe	10.2	11.2	11.1	8.0
APMEA	9.6	9.6	9.4	8.5
Other Countries & Corporate	13.6	8.1	15.3	7.7
Total	5.2	8.2	7.4	6.3

The following tables present Systemwide sales growth rates along with franchised and affiliated sales for the quarter. Systemwide sales include sales at all restaurants, whether operated by the Company, by franchisees or by affiliates. While sales by franchisees and affiliates are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised and affiliated revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended March 31, 2008 | | Quarter Ended March 31, 2008 | |
	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	—	—	4	4
Europe	28	12	26	13
APMEA	26	12	24	12
Other Countries & Corporate	30	15	31	16
Total	15	7	16	9

3

FRANCHISED AND AFFILIATED SALES
Dollars in millions

Quarters ended March 31,	2008	2007	% Inc	% Inc Excluding Currency Translation
U.S.	$ 5,803.6	$ 5,571.0	4	4
Europe	3,357.0	2,603.2	29	14
APMEA*	2,128.8	1,701.8	25	11
Other Countries & Corporate	1,296.1	527.1	n/m	n/m
Total**	$12,585.5	$10,403.1	21	14

*   Included $937.7 million and $791.9 million in 2008 and 2007, respectively, of unconsolidated affiliated sales, primarily in Japan.

**   Included $1,597.8 million and $1,401.7 million in 2008 and 2007, respectively, of unconsolidated affiliated sales, primarily in Japan and the U.S.

Restaurant Margins
FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended March 31,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2008	2007	2008	2007		
Franchised						
U.S.	82.2	81.8	$ 646.2	$ 613.7	5	5
Europe	78.0	76.0	460.0	344.6	33	18
APMEA	89.0	87.7	121.8	88.6	37	22
Other Countries & Corporate	85.9	75.7	88.2	56.3	57	38
Total	81.4	80.0	$1,316.2	$1,103.2	19	12
Company-operated						
U.S.	17.8	18.0	$ 197.2	$ 195.9	1	1
Europe	16.0	15.4	286.3	226.9	26	14
APMEA	16.6	14.9	148.4	108.9	36	26
Other Countries & Corporate	13.2	14.3	27.3	88.8	(69)	(74)
Total	16.5	15.9	$ 659.2	$ 620.5	6	(1)

- *Franchised:* Franchised margin dollars increased $213.0 million or 19% (12% in constant currencies) for the quarter. The U.S. and Europe segments accounted for about 85% of the franchised margin dollars in both periods. The Latam transaction positively impacted the franchised margin percent increase by 60 basis points.

  - *U.S., Europe and APMEA:* The increase in the franchised margin percent for each segment was primarily driven by positive comparable sales.

  - *Other Countries & Corporate:* Latin America's franchised margin percent increased significantly as a result of the sale of Latam in third quarter 2007. The Company receives royalties based on a percent of sales in these markets.

- *Company-operated:* Company-operated margin dollars increased $38.7 million or 6% (decreased 1% in constant currencies) for the quarter. The U.S. and Europe segments accounted for about 70% of the Company-operated margin dollars in both periods. As a result of the Latam transaction, there are no Company-operated restaurants remaining in Latin America in 2008. This transaction positively impacted the Company-operated margin percent increase by 20 basis points, but negatively impacted the Company-operated margin dollars.

  - *U.S.:* The Company-operated margin percent decreased as higher commodity and other costs offset positive comparable sales.

  - *Europe:* The Company-operated margin percent increased primarily due to strong comparable sales in most markets. This increase was partly offset by higher labor and commodity costs.

- *APMEA:* The Company-operated margin percent increased due to strong comparable sales in most markets.

The following table presents margin components as a percent of sales.

COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

Quarters ended March 31,	2008	2007
Food & paper	33.4	33.2
Payroll & employee benefits	26.8	26.2
Occupancy & other operating expenses	23.3	24.7
Total expenses	83.5	84.1
Company-operated margins	16.5	15.9

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 1% (decreased 3% in constant currencies) for the quarter. The constant currency change in selling, general & administrative expenses benefited by 6 percentage points due to the Latam transaction. Selling, general & administrative expenses as a percent of revenues decreased to 9.8% for the first quarter 2008 compared with 10.3% for 2007 and as a percent of Systemwide sales decreased to 3.3% for 2008 compared with 3.8% for 2007.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2008	2007
Gains on sales of restaurant businesses	$(13.1)	$ (7.7)
Equity in earnings of unconsolidated affiliates	(23.4)	(24.0)
Asset dispositions and other (income) expense	(3.8)	26.3
Total	$(40.3)	$ (5.4)

- Gains on sales of restaurant businesses increased primarily as a result of selling more Company-operated restaurants in connection with our refranchising strategy in the Company's major markets.

- Asset dispositions and other (income) expense included income of $17.8 million due to the partial recovery of prior years' sales taxes in the U.K. in 2008. In addition, 2007 results reflected higher losses on restaurant closings and property disposals.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended March 31,	2008	2007	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$ 682.5	$ 649.6	5	5
Europe	577.2	393.1	47	31
APMEA	217.5	148.7	46	31
Other Countries & Corporate	(14.4)	(10.1)	(43)	n/m
Total	$1,462.8	$1,181.3	24	16

n/m Not meaningful

- *U.S.:* Results increased for the quarter primarily due to higher franchised margin dollars.

- *Europe:* Operating results for the quarter were driven by strong performance in France, the U.K. and Germany, as well as positive results in most other markets. In addition, 2008 reflects income of $17.8 million due to the partial recovery of prior years' sales taxes in the U.K.

- *APMEA:* Operating results for the quarter were driven by strong results in Australia and China, as well as positive performance in most other markets.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the first quarter 2008 and 2007 was 26.1% and 22.3%, respectively.

Interest Expense

- Interest expense for the quarter increased due to higher average debt levels and interest rates. Higher average debt levels were driven by net debt issuances in the first quarter 2008 and the fourth quarter 2007.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

Quarters ended March 31,	2008	2007
Interest income	$(31.4)	$(24.5)
Translation and hedging activity	4.7	2.9
Other (income) expense	(2.2)	4.9
Total	$(28.9)	$(16.7)

- Interest income increased for the quarter due to $11.6 million of interest on the partial recovery of prior years' sales taxes in the U.K.

Income Taxes

- The effective income tax rate was 30.6% for first quarter 2008 compared with 30.4% for first quarter 2007.

Discontinued Operations

- In August 2007, the Company sold its investment in Boston Market and as a result, Boston Market's results of operations have been reflected in discontinued operations. Boston Market's net loss for the first quarter 2007 was $4.1 million.

6

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add slightly more than 1 percentage point to 2008 Systemwide sales growth (in constant currencies), most of which will be due to the 503 net traditional restaurants added in 2007.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in U.S. comparable sales would increase annual net income per share by about 2.5 cents. Similarly, an increase of 1 percentage point in Europe's comparable sales would increase annual net income per share by about 2.5 cents.

- In 2008, U.S. beef costs are expected to be relatively flat and chicken costs are expected to rise about 5% to 6%. In Europe, beef costs are expected to be up 3% to 4%, while chicken costs are expected to increase approximately 6% to 8%. Some volatility may be experienced between quarters in the normal course of business.

- The Company expects full-year 2008 selling, general & administrative expenses to decline, in constant currencies, although fluctuations may be experienced between the quarters due to items such as the 2008 biennial Worldwide Owner/Operator Convention, the 2008 Beijing Summer Olympics and the August 2007 sale of the Company's businesses in Latam.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2008 to increase approximately 35% compared with 2007, while 2008 interest income is expected to decrease about 30% compared with 2007. In 2008, the Company issued certain debt earlier than originally expected to take advantage of favorable market conditions to pre-fund a portion of its debt maturing in the second half of the year.

- A significant part of the Company's operating income is generated outside the U.S., and about 55% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro and the British Pound. If the Euro and the British Pound both move 10% in the same direction compared with 2007, the Company's annual net income per share would change by about 8 cents to 9 cents.

- The Company expects the effective income tax rate for the full-year 2008 to be approximately 30% to 32%, although some volatility may be experienced between the quarters in the normal course of business.

- The Company expects capital expenditures for 2008 to be approximately $2 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to open 1,000 restaurants (950 traditional and 50 satellites). The Company expects net additions of about 600 restaurants (700 net traditional additions and 100 net satellite closings). These restaurant numbers include new unit openings in affiliate and developmental license markets, such as Japan and those in Latin America, where the Company invests no capital.

- For 2007 through 2009, the Company expects to return $15 billion to $17 billion to shareholders through share repurchases and dividends, subject to business and market conditions. For the full year 2007 and the first quarter 2008 combined, the Company returned $8.2 billion to shareholders.

- As a result of the developmental licensee structure, the Company's operating results in Latin America will reflect royalty income of approximately 5% of sales and minimal selling, general and administrative expenses to support the business.

- The Company continually reviews our restaurant ownership structures to maximize cash flow and returns and to enhance local relevance. The Company expects to optimize our restaurant ownership mix by refranchising 1,000 to 1,500 Company-operated restaurants over the next three or more years, primarily in our major markets, and by continuing to utilize our developmental license strategy. In first quarter 2008, the Company refranchised about 130 restaurants, primarily in our major markets.

- In early April 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. In connection with the sale, the Company received net proceeds of approximately $215 million, resulting in a nonoperating gain of about $150 million that will be reflected in the second quarter.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At March 31,	2008	2007	Inc / (Dec)
U.S.*	13,871	13,777	94
Europe			
Germany*	1,301	1,281	20
United Kingdom	1,192	1,206	(14)
France	1,108	1,083	25
Spain	379	371	8
Italy	363	343	20
Other	2,142	2,105	37
Total Europe	6,485	6,389	96
APMEA			
Japan*	3,737	3,816	(79)
China	911	795	116
Australia	762	751	11
Taiwan	346	349	(3)
Other	2,216	2,130	86
Total APMEA	7,972	7,841	131
Other Countries & Corporate			
Canada*	1,408	1,399	9
Brazil	553	540	13
Mexico	365	351	14
Other	785	765	20
Total Other Countries & Corporate	3,111	3,055	56
Systemwide restaurants	31,439	31,062	377
Countries	118	118	—

*   At March 31, 2008 reflected the following satellites: U.S. 1,220; Germany 152; Japan 1,403; Canada 437. At March 31, 2007: U.S. 1,249; Germany 139; Japan 1,587; Canada 416.

SYSTEMWIDE RESTAURANTS BY TYPE

At March 31,	2008	2007	Inc / (Dec)
U.S.			
Operated by franchisees	11,227	11,007	220
Operated by the Company	2,055	2,141	(86)
Operated by affiliates	589	629	(40)
Total U.S.	13,871	13,777	94
Europe			
Operated by franchisees	3,933	3,753	180
Operated by the Company	2,126	2,252	(126)
Operated by affiliates	426	384	42
Total Europe	6,485	6,389	96
APMEA			
Operated by franchisees	2,826	2,669	157
Operated by the Company	2,223	2,154	69
Operated by affiliates	2,923	3,018	(95)
Total APMEA	7,972	7,841	131
Other Countries & Corporate			
Operated by franchisees	2,649	1,337	1,312
Operated by the Company*	411	1,643	(1,232)
Operated by affiliates	51	75	(24)
Total Other Countries & Corporate	3,111	3,055	56
Systemwide			
Operated by franchisees**	20,635	18,766	1,869
Operated by the Company*	6,815	8,190	(1,375)
Operated by affiliates	3,989	4,106	(117)
Total Systemwide	31,439	31,062	377

* The decrease is primarily due to the August 2007 Latam transaction.

** At March 31, 2008 and 2007 included 2,804 and 1,093 restaurants, respectively, operated by developmental licensees.

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. By far the most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under franchise, developmental license or joint venture agreements is driven by many factors whose interrelationship is complex and changing. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate and our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand and may adversely affect our results.

These risks can have an impact both in the near-and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond to trends or other factors that affect the informal eating out market and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about our products, all of which can drive consumer perceptions or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us, as well as our success in addressing these trends and factors or other competitive pressures;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires the trust and confidence of our customers;

- Our ability to respond effectively to adverse consumer perceptions about the quick-service segment of the informal eating out market, our products and promotions (including the premiums we offer, such as our Happy Meal toys) or the reliability of our supply chain and the safety of the ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing products and to roll-out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, including in markets where cost or pricing pressures may be significant;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share;

- The impact of events such as consumer boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Our ability to maintain alignment with our franchisees on capital-intensive and other operating initiatives;

- The risks to our Brand if a franchisee or licensee defaults in its obligations (particularly requirements to pay royalties, make capital investments and open new restaurants), experiences food safety or other operational problems or otherwise projects a brand image inconsistent with our values, all of which become more significant risks if an agreement places a large number of restaurants under the control of a single franchisee or licensee as is the case in Latin America;

- Whether our ongoing restaurant remodeling and rebuilding initiatives, which vary from year to year by market and type, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

In recent years, we have reduced the number of Company-operated restaurants and we are planning further reductions by franchising Company-operated restaurants or entering into developmental license agreements. Whether and when we can achieve these plans, as well as their success, is uncertain and will be affected by the following:

- Our ability to identify prospective franchisees and licensees with the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants and how quickly we can reach agreement with our counterparties, which we expect will vary by market and could also vary significantly from period to period;

- The nature and amount of contingent liabilities and other exposures we may retain in connection with developmental license agreements, such as the indemnification obligations we may incur as a result of the Latam transaction;

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements; and

- Changes in the operating or legal environment and other circumstances that cause us to delay or revise our plans to alter our ownership mix.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Whether we can manage this risk effectively depends mainly on the following:

- Our ability to manage upward pressure on commodity prices, as well as fluctuations in interest and foreign exchange rates and local governmental actions to manage national economic conditions, such as consumer spending, inflation rates and unemployment levels, particularly in the United States, which faces an uncertain economy in 2008;

- The impact on our margins of labor costs given our labor-intensive business model, the trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether we are able to identify and develop restaurant sites, either directly or through licensees or other parties, consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- Whether we can develop effective initiatives in markets that may be experiencing challenges;

- The challenges and uncertainties associated with operating in developing markets, such as China, Russia and India, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings, such as those that may occur as we change our ownership mix as described above.

11

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face are the following:

- Our ability to manage the cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect consumer perceptions and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive consumer perceptions, litigation and regulation in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and laws and among practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and reliance on the accuracy and completeness of information obtained from third party suppliers;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment matters and landlord/tenant disputes, the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- The costs and other effects of compliance with U.S. federal, state and local regulations regarding immigration and the enforcement of those regulations, as well as compliance with other U.S. and overseas labor regulations, including with respect to wage and hour matters, employee classification, mandatory healthcare benefits and unlawful workplace discrimination;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price or import-export controls or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to government investigations, whether or not they have merit or are undertaken to achieve political impact;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with consumer fraud and the loss of consumer confidence that may result from alleged security breaches involving our point of sale and other systems; and

- The impact of changes in financial reporting requirements, accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the IRS in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- Governmental actions or media reports and commentary relating to economic activity or events, such as the current U.S. Presidential election, even where the action, report or event does not directly relate to our business or prospects, and particularly actions by U.S. authorities or U.S. economic activity, which are of special import because the United States is the principal trading market for our common stock;

- Trading activity in our common stock (whether in the cash or derivative markets), which can reflect not only market commentary or expectations about our business, but also significant purchases by shareholders who may seek to affect our business strategies, or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average; and

- The impact of our stock repurchase program, dividend rate or changes in our debt levels that may affect our credit ratings, interest expense, ability to obtain funding on favorable terms or our flexibility, especially if lenders impose new operating or financial covenants, as well as the impact of other corporate actions, such as initiatives to rationalize our operating structure.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events can have an adverse impact on consumer spending and confidence levels and in turn the McDonald's System and our results and prospects in the affected markets. Our receipt of proceeds under any insurance we maintain for these purposes may be delayed or the proceeds may be insufficient to offset our losses fully.